EXHIBIT 99.1

ASM International N.V.

ASM International N.V. Announces Additional Request for Provisional

Measures to Enterprise Court by Hermes and Fursa and Availability of

Proxy Materials for AGM including reference to proposals to be adopted at the AGM to cancel preferred shares.

Almere, The Netherlands, April 21, 2009 — ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) announced that today Hermes and Fursa have submitted an additional request to the Enterprise Court to temporarily appoint a special supervisory director with the exclusive authority to exercise all rights of the Supervisory Board with respect to the appointment, dismissal and suspension of members of the Management Board and of the Supervisory Board and to temporarily set aside the provisions of the articles of association of ASMI with respect to 50% quorum requirements for resolutions to appoint or dismiss members of the Management Board and of the Supervisory Board other than on the proposal of the Supervisory Board.

A hearing in respect of the additional request will be held in conjunction with a hearing of the Enterprise Court on May 6, 2009 scheduled for the purpose of the pending inquiry request.

ASMI further announces that its US market proxy materials for the Annual General Meeting of Shareholders (AGM) scheduled for May 14, 2009, are now being mailed to shareholders and are available on the Company’s website, www.asm.com. These materials refer to, amongst others, proposals for the adoption of resolutions at the AGM for the purpose of canceling the outstanding preference shares held by Stichting Continuïteit ASM International.

The Company’s 2008 Annual Report to Shareholders and the US SEC filing, Form 20-F are also currently available on the Company’s website.

The ASM International AGM is scheduled for Thursday, May 14, 2009, at 14:00 CET at the Hilton Hotel Royal Parc, Nassau Paviljoen, Van Weerden Poelmanweg 4-6, Soestduinen, the Netherlands.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

For further information, please contact:

Investor contacts:

Erik Kamerbeek

Tel	+31 653 492 120

Erik.kamerbeek@asm.com

Mary Jo Dieckhaus

Tel	+1 212 986 2900

Maryjo.dieckhaus@asm.com

Media contact:

Ian Bickerton

Tel	+31 20 6855 955
Mobile	+31 625 018 512